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FORM X-17A-5
PART III

SEC FILE NUMBER
8-42638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Axiom Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Avenue, Suite 5420
(No. and Street)

New York	NY	10118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C Wright (212) 521-3820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTCBlvd. Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Liam F. Dalton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Axiom Capital Management, Inc., as of February 27, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

MARIA DICHIARA
NOTARY PUBLIC, STATE OF NEW YORK
NO: 01-W14939966
QUALIFIED IN RICHMOND COUNTY
COMMISSION EXPIRES: 08-01 - 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXIOM CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

AXIOM CAPITAL MANAGEMENT, INC.

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Notes to Statement of Financial Condition	4 - 10

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BLVD, SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Axiom Capital Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Axiom Capital Management, Inc. (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial position presents fairly, in all material respects, the financial condition of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Axiom Capital Management, Inc.'s auditor since 1994.

Denver, Colorado
February 27, 2020

Axiom Capital Management, Inc.
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$ 276,042
Receivables:	
Clearing broker	1,617,435
Other	44,964
Affiliates	7,840
Property and equipment, net of accumulated depreciation of $57,750	77,092
Right-of-use assets	591,716
Other assets	444,867
	$ 3,059,956

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and other liabilities	$ 948,890
Loans payable	70,508
Unsecured loan payable	70,978
Operating lease liabilities	600,159
Total liabilities	1,690,535
COMMITMENTS AND CONTINGENCIES	
SHAREHOLDERS' EQUITY:	
Common stock, par value $0.01 per share; 1,000 shares authorized; 108.75 shares issued and outstanding	1
Additional paid-in capital	2,832,576
Deficit	(1,398,156)
	1,434,421
Less treasury stock, at cost	(65,000)
Total shareholders' equity	1,369,421
	$ 3,059,956

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATUTE OF OPERATIONS

Organization - Axiom Capital Management, Inc. (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and as an introducing broker with the Commodity Futures Trading Commission (the "CFTC"). In this capacity, the Company executes both principal and agency transactions and participates in underwritings. The Company conducts business primarily with other broker-dealers located in the New York Tri-State Area on behalf of its customers and for its own proprietary accounts. The Company's customers are located primarily throughout the northeastern United States.

The Company, under Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that the clearing broker will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - For purposes of cash flows, the Company considers money market funds with an original maturity of three months or less to be cash equivalents. The Company has deposits in banks in excess of the federally insured amount of $26,042 which is subject to loss should the bank cease business.

Property and Equipment - The Company provides for depreciation of furniture and fixtures, telecommunications equipment and computer equipment on the straight-line method based on estimated lives of three to five years. Leasehold improvements, if any, are amortized over the term of the lease or the life of the improvements, whichever is greater.

Fair Value Measurements - The Company values its securities in accordance with Accounting Standards Codification ("ASC") 820 - Fair Value Measurements. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in developing pricing models of the asset or liability based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs, as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to independently verify. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and may be affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Revenue – Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") 2014-09 ("ASU 2014-09"). The core principle of ASU 2014-09 is that an entity shall recognize revenue when the transfer of goods or services to the customer has been satisfied. To determine this, the following five steps are utilized: (i) identify the contract(s) with the customer; (ii) identify the various performance obligation(s) in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the various performance obligation(s) in the contract and (v) recognize revenue as the performance obligation(s) are satisfied.

For revenue earned from transactions which includes a trade date; the trade date will mark completion of the performance obligation and recognition of revenue. When contracts include performance obligations that are completed over time, revenue will be earned ratably over the time period of the performance obligation. Performance obligations may include contingencies that must be satisfied, revenue will be earned once the contingencies have been satisfied. Retainers will be recorded as deferred revenue.

At December 31, 2019, the Company had deferred revenue from numerous contracts totaling $174,162 which was included in accounts payable and other liabilities in the statement of financial condition. For the year ended December 31, 2019, Axiom earned revenue totaling $50,004 from these contracts. The Company paid commissions on retainers received and recorded $139,087 of prepaid commissions which was included in other assets in the statement of financial condition at December 31, 2019.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases – The Company adopted the new guidance for leases prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

There are several elections the Company may choose to utilize, simplifying the adoption process. They are; the practical expedients, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option.

The package of practical expedient has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients.

The Company may elect the hindsight practical expedient to; (i) reassess the likelihood that a lease renewal, termination or purchase option will be exercised and (ii) reassess the impairment of ROU assets. The Company elected to use the hindsight practical expedient.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

For short-term leases, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight-line basis and recognize variable lease payments, if any, as they are incurred. The Company elected not to apply the recognition requirements to leases classified as short term.

Income Taxes - The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State Surcharge, while the shareholder is liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the United States of America (the "USA") federal jurisdiction and may file income tax returns in various states within the USA. The Company is not subject to income tax return examinations by major taxing authorities for years prior to 2016. The tax benefit recognized is measured as the largest amount of

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes accrued interest related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2019.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the USA requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements - In June 2016, the FASB issued ASU 2016-13, Topic 326, *Financial Instruments – Credit Losses,* to replace the incurred loss impairment methodology, with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company will be required to use a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. On November 15, 2019, the FASB issued ASU 2019-10 which delayed the implementation of ASU 2016-13 for smaller reporting companies beginning for years ended December 15, 2022. The Company is currently evaluating the impact of this standard on our financial statements.

NOTE 3 – Property and Equipment, Net

Property and equipment at December 31, 2019, consisted of the following:

Furniture and fixtures	$	54,428
Office equipment		38,946
Telecommunications equipment		31,679
Computer equipment		9,789
		134,842
Accumulated amortization and depreciation		57,750
	$	77,092

For the year ended December 31, 2019, the Company incurred depreciation expense totaling $35,964.

NOTE 4 – LEASES

The Company has both operating leases and finance leases for office space, furniture and fixtures, office equipment, telecommunications equipment and computer equipment. These leases have remaining terms ranging from one year to three years and do not contain options to either extend or terminate the leases.

NOTE 4 – LEASES (continued)

The components of lease expense for the year ended December 31, 2019 were as follows:

Operating lease costs:	
Amortization of right-of-use assets	$ 435,276
Interest on operating lease liabilities	20,557
Total operating lease costs	$ 455,833
Finance lease costs:	
Interest on finance leases	$ 9,444
Short-term lease costs	$ 10,400

Supplemental statement of financial condition at December 31, 2019, relating to leases were as follows:

Operating Leases:	
Right-of-use assets	$ 1,026,992
Accumulated amortization	435,276
Right-of-use assets, net	$ 591,716
Operating lease liabilities	$ 600,159
Finance Leases:	
Property and equipment, at cost	$ 134,842
Accumulated depreciation	57,750
Property and equipment	$ 77,092
Loans payable	$ 70,508
Weighted Average Remaining Lease Terms:	
Operating Leases	1.4 years
Finance Lease	2 years
Weighted Average Discount Rate:	
Operating Leases	2%
Finance Lease	10%

NOTE 4 – LEASES (continued)

Maturities of lease liabilities at December 31, 2019, were as follows:

Year	Operating Leases	Finance Leases
2020	$ 448,062	$ 42,343
2021	162,963	27,604
2022	-	8,205
Total lease payments	611,025	78,152
Less imputed interest	(10,866)	(7,644)
	$ 600,159	$ 70,508

For the year ended December 31, 2019, the Company had one short-term lease for office space and incurred $10,400 in rent expense which is included in occupancy and equipment costs on the statement of operations.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, the Company is subject to minimum capital requirements of $45,000 as required by CFTC regulation 1.17 of the Commodity Exchange Act. At December 31, 2019, the Company had net capital and net capital requirements of $827,979 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.29 to 1. According Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 6 - RELATED PARTY TRANSACTIONS

For the year ended December 31, 2019, Dalstar Corp., an entity owned by the Company's shareholder was paid consulting fees and commissions totaling $1,068,019.

For the year ended During 2019, the Company, acting as paymaster for Axiom Investment Management, LLC, an entity owned by the Company's shareholder, made advances totaling $252,379 and was reimbursed $297,531. At December 31, 2019, the Company is owed $7,840 which is included in receivables affiliates on the statement of financial condition.

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("Clients") through its clearing broker involve the execution, settlement and financing of various Client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the Client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the Client's obligations. In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES (continued)

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. Additionally, the Company has a policy of reviewing the credit standing of each broker dealer, clearing organization, customer and/or other counterparty with which it conducts business.

During December 2019, the Company financed a portion of its insurance coverage by entering into an unsecured loan with a third party in the principal amount of $78,865. This obligation requires monthly payments of $8,168, interest accrues at 8.5% and matures during September 2020.

During 2019, the Company became involved in various legal actions relating to private placement investments for its clients. Management, after review and discussion with counsel, believes it has meritorious defenses and intends to vigorously defend itself in these matters. At this early stage in the legal process, it is not feasible to predict the final outcomes nor is it possible to determine a range of potential losses.

NOTE 8 - FAIR VALUE MEASUREMENTS

The Company's financial instruments, including cash, receivables and other assets are carried at amounts which approximate fair value, due to the short-term nature of the assets. Securities owned, if any, are valued at market value using quoted market prices. Payables and other liabilities are carried at amounts which approximate fair value, due to the short-term nature of the liabilities. The Company's assets and liabilities recorded at fair value have been categorized based upon fair value hierarchy accordance with ASC 820. At December 31, 2019, the Company did not hold any securities in either Level 1, Level 2 or Level 3.

The Company did not have any significant transfers of securities between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2019.

NOTE 9 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and/or adjustment.

AXIOM CAPITAL MANAGEMENT, INC.
EMPIRE STATE BUILDING
350 FIFTH AVENUE, SUITE 5420
NEW YORK, NY 10118-5401

212.521.3800
212.521.3888 FAX

AXIOM

February 28, 2020

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Axiom Capital Management, Inc. December 31, 2019 Audited Financial Statements

To Whom It May Concern:

Enclosed are two sets of Axiom Capital Management, Inc. ("Axiom") December 31, 2019 audited financial statements for your consideration.

Each set includes an audited financial statement which is Axiom's PUBLIC document; the proper language has been included on the title page and another audited financial statement which is Axiom's CONFIDENTIAL document; with the proper language included on the title page.

Sincerely,

David C Wright
Chief Financial Officer

Encl.